Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(unaudited)

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November 5, 2020

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Luis Marchese”	“Ed Guimaraes”
Luis Marchese	Ed Guimaraes
CEO	Chief Financial Officer

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2020 and December 31, 2019

(In thousands of United States dollars, unaudited)

	Note	September 30, 2020	December 31, 2019
		$	$
ASSETS

Current assets:
Cash and cash equivalents		63,846	42,980
Trade and other receivables	4	37,518	31,892
Derivative instruments	13	712	-
Income tax receivable		391	1,471
Prepaid expenses		1,644	1,904
Inventories	5	22,311	26,053
		126,422	104,300

Non-current assets:
Property, plant and equipment	6	303,236	305,115
Deferred income tax		1,280	2,032
Total assets		430,938	411,447

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	36,875	44,910
Income tax payable		4,112	1,355
Loans payable	8	12,648	-
Decommissioning liability		3,278	865
Other liabilities		6,578	7,248
		63,491	54,378

Non-current liabilities:
Loans payable	8	86,728	99,814
Deferred income tax		29,689	27,653
Decommissioning liability		19,215	16,029
Other liabilities		1,745	1,554
Total liabilities		200,868	199,428

EQUITY
Share capital	9	230,980	230,456
Accumulated deficit		(49,423)	(65,239)
Other reserves		11,050	11,566
Equity attributable to owners of the Company		192,607	176,783
Non-controlling interest	10	37,463	35,236
Total equity		230,070	212,019

Total liabilities and equity		430,938	411,447

Contingencies (note 3, 8 and 17)

Approved on behalf of the Board and authorized for issue on November 5, 2020:

“Alberto Arias”	“Koko Yamamoto”
Alberto Arias	Koko Yamamoto
Chairman of the Board	Chairperson of the Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss)

For the three and nine months ended September 30, 2020 and 2019

(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2020	2019	2020	2019
	Note	$	$	$	$
Revenue	16	73,211	64,551	170,670	164,404

Cost of sales
Mining costs	11	(29,247)	(35,782)	(88,638)	(97,622)
Depletion, depreciation and amortization	11	(10,943)	(10,449)	(29,098)	(26,662)
		(40,190)	(46,231)	(117,736)	(124,284)

Gross profit from mining operations		33,021	18,320	52,934	40,120

General and administrative expenses		(4,516)	(4,858)	(14,594)	(14,254)
Selling expenses		(2,600)	(2,689)	(7,177)	(6,792)
Income from operations		25,905	10,773	31,163	19,074

Other income (loss)		(27)	335	790	(345)
Foreign currency exchange gain (loss)		365	(338)	1,760	(917)
Interest expense and other finance costs		(1,025)	(1,417)	(3,411)	(3,710)
Derivative instruments gains	13	941	-	941	-
Income before income tax		26,159	9,353	31,243	14,102

Income tax (expense) recovery:
Current tax (expense)		(7,439)	(5,810)	(11,532)	(12,195)
Deferred tax recovery (expense)		770	(311)	(1,668)	1,494
		(6,669)	(6,121)	(13,200)	(10,701)

Net income		19,490	3,232	18,043	3,401

Net income (loss) attributable to:
Shareholders of the Company		17,531	1,779	15,816	(103)
Non-controlling interests		1,959	1,453	2,227	3,504
		19,490	3,232	18,043	3,401

Weighted average shares outstanding (000s)
Basic		162,811	163,336	162,580	163,286
Diluted		164,220	165,046	163,989	163,286

Basic earnings (loss) per share		0.11	0.01	0.10	(0.00)
Diluted earnings (loss) per share		0.11	0.01	0.10	(0.00)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and nine months ended September 30, 2020 and 2019

(In thousands of United States dollars, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Net income	19,490	3,232	18,043	3,401

Other comprehensive income
Items that may be subsequently classified to net income:
Currency translation adjustments on foreign operations	(253)	(238)	(457)	162
Total comprehensive income	19,237	2,994	17,586	3,563

Total comprehensive income attributable to shareholders	17,278	1,541	15,359	59
Non-controlling interests	1,959	1,453	2,227	3,504
Total comprehensive income attributable to shareholders	19,237	2,994	17,586	3,563

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2020 and 2019

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2020	162,115,380	230,456	11,566	(65,239)	176,783	35,236	212,019
Exercise of RSUs	695,174	524	(524)	-	-	-	-
Share-based compensation expense	-	-	465	-	465	-	465
Total comprehensive income (loss)	-	-	(457)	15,816	15,359	2,227	17,586
Balance at September 30, 2020	162,810,554	230,980	11,050	(49,423)	192,607	37,463	230,070

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2019	163,427,336	231,792	10,870	(69,307)	173,355	30,250	203,605
Exercise of RSUs	700,698	1,145	(1,145)	-	-	-	-
Share-based compensation expense	-	-	821	-	821	-	821
Shares repurchased and cancelled	(1,491,534)	(1,833)	-	(346)	(2,179)	-	(2,179)
Total comprehensive income (loss)	-	-	162	(103)	59	3,504	3,563
Balance at September 30, 2019	162,636,500	231,104	10,708	(69,756)	172,056	33,754	205,810

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2020 and 2019

(In thousands of United States dollars, unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2020	2019	2020	2019
	Note	$	$	$	$
Cash flows from operating activities
Net income from operations		19,490	3,232	18,043	3,401
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		10,965	10,593	29,264	26,907
Share-based compensation		199	138	465	821
Loss on disposals and write-offs		3	550	956	1,008
Interest expense and other finance costs		1,278	1,417	3,664	3,710
Net realizable value adjustment to inventory		-	-	1,216	-
Current income tax expense		7,439	5,810	11,532	12,195
Deferred income taxes expense (recovery)		(770)	311	1,668	(1,494)
Unrealized derivative gains	13	(712)	-	(712)	-
Unrealized foreign currency exchange (gain) loss		(40)	(220)	650	(140)
Operating cash flows before movements in working capital		37,852	21,831	66,746	46,408
Net changes in non-cash working capital items	15	(3,298)	(1,863)	(11,677)	(6,765)
Decomissioning liabilities settled		(29)	(56)	(272)	(477)
Income tax paid		(2,033)	(4,867)	(7,625)	(17,240)
Cash generated from operating activities		32,492	15,045	47,172	21,926

Cash (used in) investing activities
Capital expenditures		(8,495)	(13,140)	(22,956)	(41,200)
Cash (used in) investing activities		(8,495)	(13,140)	(22,956)	(41,200)

Cash from (used in) financing activities
Proceeds from issuance of loans, net of transaction costs		-	-	-	99,233
Repayment of loans and credit facilities		-	-	-	(56,193)
Loans interest paid	8	(886)	(1,350)	(3,208)	(3,287)
Cash paid to repurchase shares		-	(270)	-	(1,833)
Cash from (used in) financing activities		(886)	(1,620)	(3,208)	37,920

Effect of foreign exchange rate changes on cash and cash equivalents		(8)	(97)	(142)	(44)

Increase in cash and cash equivalents		23,103	188	20,866	18,602
Cash and cash equivalents, beginning of period		40,743	40,246	42,980	21,832
Cash and cash equivalents, end of period		63,846	40,434	63,846	40,434

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(In thousands of United States dollars, unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2019, and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 5, 2020.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at September 30, 2020 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México
Asesores Administrativos Y de Recursos Humanos, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	COVID-19 estimation uncertainty

In preparing the Company’s consolidated financial statements, the management makes judgments in applying its accounting policies. The areas of policy judgment are consistent with those reported in the Company’s 2019 annual consolidated financial statements. In addition, the Company makes assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in the 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far-reaching. To date there have been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities the Company produces, on the Company’s suppliers, on its employees and on global financial markets.

On March 17, 2020, the Peruvian government announced a state of emergency to contain the advancement of COVID-19, as a result of which the Yauricocha mine operated at reduced capacity, maintaining an essential crew at site. The mine started ramping up its operations in June 2020 after the inclusion of mining and related activities in phase 2 of the government’s economic recovery plan. Similarly, on March 31, 2020, the Mexican Federal Government also announced suspension of all non-essential services, causing the Company to slow down its mining operations at Bolivar and placing Cusi under care and maintenance. In June, the Company resumed normal operations at Bolivar as the Government deemed mining to be an essential service effective June 1, 2020. After remaining under care and maintenance throughout the second quarter, the Cusi Mine resumed operations and production on July 28, 2020. Despite lifting of restrictions in these countries, the Company continues to experience challenges related to movement of manpower and supplies, which is impacting operations, development and exploration activities at minesites. Additionally, the Company has incurred additional costs related to COVID-19 such as cleaning and sanitization activities, purchase of disinfectants and quarantine costs for employees and contractors.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

The Company continues to act to protect the safety and health of its employees, contractors and the communities in which it operates in accordance with guidance from governments and public health authorities. These above-mentioned challenges and measures taken by the Company, combined with commodity market fluctuations resulting from COVID-19 have affected our financial results for the nine months ended September 30, 2020.

4	Trade and other receivables

	September 30,	December 31,
	2020	2019
	$	$
Trade receivables	28,796	20,549
Sales tax and other receivables	8,722	11,343
	37,518	31,892

5	Inventories

	September 30,	December 31,
	2020	2019
	$	$
Stockpiles	1,107	4,096
Concentrates	3,965	4,376
Supplies and spare parts	17,239	17,581
	22,311	26,053

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the three and nine-month periods ended September 30, 2020 of $40,190 and $117,736 (2019 - $46,231 and $124,284), respectively. During the three and nine months ended September 30, 2020, the Company wrote down stockpile and concentrate inventory to its net realizable value, recording a charge of $nil and $1,216 (2019 - $nil and $nil) respectively.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

6	Property, plant and equipment

	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
Cost	$	$	$	$	$
Balance as of January 1, 2019	239,921	436,810	47,482	64,524	788,737

Additions	14,455	6,249	26,046	8,751	55,501
Change in estimate of decomissioning liability	3,713	-	-	-	3,713
Disposals	(11,768)	-	(28)	-	(11,796)
Transfers	23,348	4,016	(23,348)	(4,016)	-
Balance as of December 31, 2019	269,669	447,075	50,152	69,259	836,155

Additions	4,157	4,079	6,399	8,274	22,909
Change in estimate of decomissioning liability	5,432	-	-	-	5,432
Disposals	(1,520)	-	(9)	(915)	(2,444)
Transfers	14,319	-	(14,319)	-	-
Balance as of September 30, 2020	292,057	451,154	42,223	76,618	862,052

	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
Accumulated depreciation	$	$	$	$	$
Balance as of January 1, 2019	156,223	335,960	-	13,041	505,224

Depletion, depreciation and amortization	21,447	15,093	-	-	36,540
Disposals	(10,724)	-	-	-	(10,724)
Balance as of December 31, 2019	166,946	351,053	-	13,041	531,040

Depletion, depreciation and amortization	16,078	13,186	-	-	29,264
Disposals	(1,488)	-	-	-	(1,488)
Balance as of September 30, 2020	181,536	364,239	-	13,041	558,816

Net Book Value - September 30, 2020	110,521	86,915	42,223	63,577	303,236
Net Book Value - December 31, 2019	102,723	96,022	50,152	56,218	305,115
Net Book Value - December 31, 2018	83,698	100,850	47,482	51,483	283,513

7	Accounts payable and accrued liabilities

	September 30,	December 31,
	2020	2019
	$	$
Trade payables	21,435	30,422
Other payables and accrued liabilities	15,440	14,488
	36,875	44,910

All accounts payable and accrued liabilities are expected to be settled within 12 months.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable

Senior Secured Corporate Credit Facility with Banco de Crédito del Perú (“BCP”)

On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provided funding of up to $100 million effective March 8, 2019. The Corporate Facility provided the Company with additional liquidity and the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at September 30, 2020.

On March 11, 2019 DBP drew down $21.4 million from this facility. On May 8, 2019 DBP drew down another $48.6 million from this facility, and on June 29, 2019, DBP drew down the remaining $30 million available from this facility. Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the nine months ended September 30, 2020, DBP made interest payments of $3,208 (2019 - $3,263).

Principal payments on the amount drawn from the facility are due starting in June 2021. The Company repaid the amount owed on the Corona Acquisition Loan on May 11, 2019 using funds drawn from the new facility. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 3.47%.

9	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the nine months ended September 30, 2020 and the year ended December 31, 2019 was as follows:

	September 30,	December 31,
	2020	2019
Outstanding, beginning of period	1,630,423	1,380,085
Granted	898,857	1,356,418
Exercised	(695,174)	(700,698)
Forfeited	(425,048)	(405,382)
Outstanding, end of period	1,409,058	1,630,423

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

9	Share capital and share-based payments (continued)

On June 14, 2017, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the nine months ended September 30, 2020, the Company granted RSU’s totaling 898,857 which had a fair value of C$1.11 based on the closing share price at grant date. RSUs exercised during the nine months ended September 30, 2020 had a weighted average fair value of C$2.60 (2019 - $2.17) and the RSUs forfeited had a weighted average fair value of C$1.88 (2019 – C$2.81) As at September 30, 2020, the weighted average fair value of the RSUs outstanding is C$1.57 (2019 – C$2.35).

10	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

Summarized balance sheet
	September 30,	December 31,
	2020	2019
	$	$
Current
Assets	108,269	90,438
Liabilities	(30,668)	(27,863)
Total current net assets	77,601	62,575

Non-current
Assets	174,063	171,884
Liabilities	(44,771)	(39,915)
Total non-current net assets	129,292	131,969
Net assets	206,893	194,544

Summarized income statement
	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	44,580	44,427	101,703	113,752
Income before income tax	17,404	14,082	25,276	29,864
Income tax expense	(6,609)	(6,080)	(13,013)	(10,567)
Total income	10,795	8,002	12,263	19,297
Total income attributable to non-controlling interests	1,959	1,453	2,227	3,504

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

Summarized cash flows
	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows from operating activities
Cash generated from operating activities	24,245	20,435	41,564	45,539
Net changes in non cash working capital items	218	(4,767)	(2,746)	(7,029)
Decomissioning liabilities settled	(29)	(56)	(272)	(477)
Income taxes paid	(1,981)	(4,867)	(7,309)	(17,240)
Net cash generated from operating activities	22,453	10,745	31,237	20,793
Net cash used in investing activities	(2,841)	(6,833)	(12,508)	(16,608)
Net cash used in financing activities	(350)	(44)	(1,380)	6,867
Effect of foreign exchange rate changes on cash and cash equivalents	-	(30)	(41)	(2)
Increase in cash and cash equivalents	19,262	3,838	17,308	11,050
Cash and cash equivalents, beginning of period	33,050	25,110	35,004	17,898
Cash and cash equivalents, end of period	52,312	28,948	52,312	28,948

11	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three and nine months ended September 30, 2020 and 2019 relate to the Yauricocha, Bolivar and Cusi Mines.

Mining costs

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Employee compensation and benefits	6,861	8,141	19,351	21,472
Third party and contractors costs	12,430	16,078	36,451	42,500
Depreciation	10,943	10,449	29,098	26,662
Costs associated with illegal strike action	-	589	-	1,856
Consumables	8,107	10,298	22,815	28,727
Changes in inventory and other costs	1,849	676	10,021	3,067
	40,190	46,231	117,736	124,284

12	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2020	$	$	$	$	$
Revenue (1)	101,703	58,654	10,313	-	170,670

Production cost of sales	(51,573)	(26,298)	(10,767)	-	(88,638)
Depletion of mineral property	(6,192)	(2,803)	(1,356)	-	(10,351)
Depreciation and amortization of property, plant and equipment	(9,089)	(7,378)	(2,280)	-	(18,747)
Cost of sales	(66,854)	(36,479)	(14,403)	-	(117,736)

Gross profit (loss) from mining operations	34,849	22,175	(4,090)	-	52,934

Income (loss) from operations	24,400	15,166	(5,120)	(3,283)	31,163
Interest expense and other finance costs	(2,368)	11	(69)	(985)	(3,411)
Other income (expense)	(633)	1,276	162	(15)	790
Foreign currency exchange gain (loss)	59	1,020	137	544	1,760
Derivative instruments gains	-	-	941	-	941
Income (loss) before income tax	21,458	17,473	(3,949)	(3,739)	31,243

Income tax expense	(13,012)	(166)	(22)	-	(13,200)

Net income (loss) from operations	8,446	17,307	(3,971)	(3,739)	18,043

	Peru	Mexico	Canada	Total
September 30, 2020	$	$	$	$
Total assets	259,220	168,121	3,597	430,938
Non-current assets	174,466	129,993	57	304,516
Total liabilities	144,575	25,397	30,896	200,868

(1) Includes provisional pricing adjustments of: $495 for Yauricocha, $(110) for Bolivar, and $326 for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2020	$	$	$	$	$
Revenue (1)	44,580	23,308	5,323	-	73,211

Production cost of sales	(17,417)	(8,596)	(3,234)	-	(29,247)
Depletion of mineral property	(2,447)	(1,127)	(648)	-	(4,222)
Depreciation and amortization of property, plant and equipment	(3,651)	(2,622)	(448)	-	(6,721)
Cost of sales	(23,515)	(12,345)	(4,330)	-	(40,190)

Gross profit (loss) from mining operations	21,065	10,963	993	-	33,021

Income (loss) from operations	17,364	8,963	645	(1,067)	25,905
Interest expense and other finance costs	(705)	53	(63)	(310)	(1,025)
Other income (expense)	(35)	(10)	20	(2)	(27)
Foreign currency exchange gain (loss)	23	270	54	18	365
Derivative instruments gains	-	-	941	-	941
Income (loss) before income tax	16,647	9,276	1,597	(1,361)	26,159

Income tax expense	(6,608)	(52)	(9)	-	(6,669)

Net income (loss) from operations	10,039	9,224	1,588	(1,361)	19,490

(1) Includes provisional pricing adjustments of: $1,244 for Yauricocha, $(971) for Bolivar, and $246 for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2019	$	$	$	$	$
Revenue (1)	113,752	40,713	9,939	-	164,404

Production cost of sales	(58,210)	(25,701)	(13,711)	-	(97,622)
Depletion of mineral property	(10,413)	(2,488)	(622)	-	(13,523)
Depreciation and amortization of property, plant and equipment	(4,821)	(6,626)	(1,692)	-	(13,139)
Cost of sales	(73,444)	(34,815)	(16,025)	-	(124,284)

Gross profit (loss) from mining operations	40,308	5,898	(6,086)	-	40,120

Income (loss) from operations	28,399	1,591	(6,839)	(4,077)	19,074
Loss on spin out of Plexmar net assets	-	-	-	-	-
Interest expense and other finance costs	(3,039)	-	(417)	(254)	(3,710)
Other income (expense)	1,582	(1,381)	(244)	(302)	(345)
Foreign currency exchange gain (loss)	(775)	20	3	(165)	(917)
Income (loss) before income tax	26,167	230	(7,497)	(4,798)	14,102

Income tax expense	(10,567)	(110)	(24)	-	(10,701)

Net income (loss) from operations	15,600	120	(7,521)	(4,798)	3,401

September 30, 2019	Peru	Mexico	Canada	Total
	$	$	$	$
Total assets	228,960	161,385	11,186	401,531
Non-current assets	165,133	133,445	100	298,678
Total liabilities	131,367	33,539	30,815	195,721

(1) Includes provisional pricing adjustments of: $671 for Yauricocha, $(12) for Bolivar, and $(4) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2019	$	$	$	$	$
Revenue (1)	44,427	14,675	5,449	-	64,551

Production cost of sales	(20,753)	(8,175)	(6,854)	-	(35,782)
Depletion of mineral property	(3,861)	(773)	(245)	-	(4,879)
Depreciation and amortization of property, plant and equipment	(2,385)	(2,417)	(768)	-	(5,570)
Cost of sales	(26,999)	(11,365)	(7,867)	-	(46,231)

Gross profit (loss) from mining operations	17,428	3,310	(2,418)	-	18,320

Income (loss) from operations	13,258	3,922	(5,247)	(1,160)	10,773
Interest expense and other finance costs	(1,150)	-	(13)	(254)	(1,417)
Other income (expense)	780	(338)	(73)	(34)	335
Foreign currency exchange gain (loss)	(216)	(215)	(39)	132	(338)
Income (loss) before income tax	12,672	3,369	(5,372)	(1,316)	9,353

Income tax expense	(6,080)	(32)	(9)	-	(6,121)

Net income (loss) from operations	6,592	3,337	(5,381)	(1,316)	3,232

(1) Includes provisional pricing adjustments of: $(5) for Yauricocha, $117 for Bolivar, and $13 for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

For the nine months ended September 30, 2020, 60% of the revenues ($101,703) were from six customers based in Peru and the remaining 40% of the revenues ($68,967) were from two customers based in Mexico. In Peru, the two major customers accounted for 75% of the revenues. In Mexico, the two customers accounted for 85% and 15% of the revenues.

For the nine months ended September 30, 2019, 69% of the revenues ($113,752) were from two customers based in Peru and the remaining 31% of the revenues ($50,652) were from two customers based in Mexico. In Peru, the two customers accounted for 74% and 26% of the revenues. In Mexico, the two customers accounted for 82% and 18% of the revenues.

As at September 30, 2020, the trade receivable balance of $28,976 includes amounts outstanding of $19,572 from the six customers in Peru and $9,224 from two customers in Mexico.

13	Derivative instruments

In accordance with IFRS 9, the Company records the fair value of the derivative instruments (fixed price contracts) at the end of the reporting period as an asset (in the money) or liability (out of the money). The mark-to-market fair value of the Company’s outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques. At the end of the reporting period, a corresponding gain or loss is recorded in the Condensed Interim Consolidated Statements of Income (Loss) as ‘Derivative Instruments Gains’.

These derivatives are significantly driven by the market price of silver and as noted in Note 14, these derivatives are considered as Level 2 measurements.

The Company had the following outstanding derivative instruments at September 30, 2020:

	Contract Prices	Cash settlement	Contract Quantities
Silver
Silver forwards (October to December)	$26.55 - $26.80 / ounce	Monthly	240,000 ounces

The outstanding balance of $712 included as ‘Derivative Instruments’ corresponds to the unrealized portion of these contracts.

For the three-month period and nine-month period ended September 30, 2020, the Company received $229 ($nil for three-month period and nine-month period ended September 30, 2019), in settlement of the derivative instruments that matured in the period.

Changes in the fair value of the Company’s outstanding derivative instruments are recognized through the Company’s income statement as non-cash derivative instrument unrealized gains or losses. At maturity of each contract, a cash settlement takes place resulting in a corresponding reduction in the carrying value of the derivative instruments.

The Company recorded fair value adjustments on its derivative instruments for the three and nine months ended September 30, 2020 as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Change in unrealized fair value	712	-	712	-
Realized gain on cash settlements of derivative instruments	229	-	229	-
	941	-	941	-

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

14	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, derivative instruments, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at September 30, 2020 and December 31, 2019, the fair value of the current financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Derivative instruments are measured at fair value using the forward price curves for each commodity.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At September 30, 2020 and December 31, 2019, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	September 30, 2020				December 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	-	28,796	-	28,796	-	20,549	-	20,549
Derivative instruments (2)	-	712	-	712	-	-	-	-
	-	29,508	-	29,508	-	20,549	-	20,549

(1)Trade receivables exclude sales and income tax receivables.

(2)See note 13.

There were no transfers between Level 1, Level 2, and Level 3 during the nine months ended September 30, 2020 and 2019.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

15	Supplemental cash flow information

Changes in working capital

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Trade and other receivables	(11,783)	(1,095)	(5,626)	(7,734)
Financial and other assets	(689)	(596)	307	(968)
Inventories	(1,499)	(871)	2,526	(2,523)
Accounts payable and accrued liabilities	8,711	(2,710)	(8,035)	4,186
Other liabilities	1,962	3,409	(849)	274
	(3,298)	(1,863)	(11,677)	(6,765)

16	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Revenues from contracts with customers	72,692	64,410	169,959	163,749
Provisional pricing adjustments on concentrate sales	519	141	711	655
Total revenues	73,211	64,551	170,670	164,404

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Revenues from contracts with customers:
Silver	18,152	17,389	37,480	36,340
Copper	26,976	22,433	67,063	61,031
Lead	6,545	8,698	16,504	20,157
Zinc	14,886	14,726	33,228	42,563
Gold	6,133	1,164	15,684	3,658
Total revenues from contracts with customers	72,692	64,410	169,959	163,749

17	Contingencies

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz, as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. On November 3, 2014, the Sixth Civil Court of Chihuahua ruled against the plaintiff, noting that the legal route by which the plaintiff presented his claim was not admissible. On February 17, 2017 the State Court issued a ruling dismissing the arguments of the plaintiff. Sierra Metals is attentive to any legal action that is generated in relation to this process.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

Carlos Emilio Seijas Bencomo, a relative of Ambrosio Bencomo Casavantes and Ambrosio Bencomo Muñoz, following the steps of the Ambrosio lawsuit, filed a similar personal action to claim annulment and revocation of the purchase of the two mining concessions. In May 31, 2019, the Second Federal Civil Court issued a resolution ordering: a) the annulment and revocation of the purchase agreement of the two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V., and b) the payment of a sum of money pending to be defined by concept of restitution of the benefits of those two mining concessions. In June 2019, a Federal Court Chihuahua granted Sierra Metals a suspension of this adverse resolution issued. At this time, the appeal (writ of amparo) presented by the Company is pending to be resolved by the Third Federal Collegiate Court of Civil and Labor Matters of the Seventeenth circuit in Chihuahua. Sierra Metals will continue to vigorously defend this action and is confident that the claim is of no merit.

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